SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 10, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated May 10, 2016: Nokia issues new shares to settle the acquisition of Alcatel-Lucent shares from the Alcatel-Lucent depositary

Nokia issues new shares to settle the acquisition of Alcatel-Lucent shares from the Alcatel-Lucent depositary

Nokia Corporation
Stock Exchange Release
May 10, 2016 at 08:15 (CET +1)

Nokia issues new shares to settle the acquisition of Alcatel-Lucent shares from the Alcatel-Lucent depositary

Espoo, Finland - On May 9, 2016 Nokia closed the acquisition of 107 775 949 Alcatel-Lucent shares from JPMorgan Chase Bank N.A., as depositary (the “Alcatel Depositary”), pursuant to the share purchase agreement announced on March 17, 2016. These shares represent Alcatel-Lucent shares that remained in the Alcatel-Lucent American depositary receipts program after the cancellation period and following the program’s termination on April 25, 2016. On May 10, 2016, Nokia expects to register with the Finnish Trade Register 59 276 772 new Nokia shares issued to the Alcatel Depositary in settlement of the transaction.

Following this transaction Nokia owns 94.64% of the share capital and 94.57% of the voting rights of Alcatel-Lucent, corresponding to 91.63% of the Alcatel-Lucent shares on a fully diluted basis.

The new Nokia shares were paid by contribution in kind with the Alcatel-Lucent shares offered for exchange, at an exchange ratio of 0.5500 Nokia share for each Alcatel-Lucent share purchased by Nokia. The subscription price, EUR 323 058 407.40 in aggregate, was based on the closing price of Nokia’s shares on Nasdaq Helsinki on March 16, 2016, and will be recorded in Nokia’s fund for invested non-restricted equity. Consequently, Nokia’s share capital remains unchanged at EUR 245 896 461.96.

Following the registration, the total number of Nokia shares equals 5 835 222 112. The shares carry the right to dividends and all other shareholder rights as of the registration date. The trading in the shares is expected to commence on Nasdaq Helsinki on or about May 11, 2016 and Euronext Paris on or about May 12, 2016.

About Nokia
 Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

nokia.com

Investor Enquiries:
Nokia
Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expect” and similar expressions. These forward-looking statements include statements relating to: the expected issuance of the new Nokia shares and the commencement of trading of such shares on Nasdaq Helsinki and Euronext Paris. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. Risks and uncertainties include: regulatory and contractual restrictions applicable to the issuance of the new Nokia shares, Nokia’s ability to list the new Nokia shares on Nasdaq Helsinki and Euronext Paris; and the impact on Nokia of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s  filings with the U.S. Securities and Exchange Commission (the “SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of Nokia’s most recent annual report on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia has filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal